UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

(843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Transcript of live presentation made to Blackbaud, Inc. employees by Marc Chardon, President and CEO, on January 17, 2012.

Marc Chardon:

So, just to show you how different this is from any one that we’ve done before, I ‘m going to read you something about forward-looking statements and something about additional information relative to tender offers. You’re going to have to listen to it, I’m sorry.

But it’s actually seriously important and I’ll explain why the regulatory process around this is so important as we talk. But now I’m going to give you a couple minutes update on my thinking about the announcement that we’ve just made. I’m going to open the floor to as many questions as people have because I’m sure that if I were sitting out there I’d have a lot. And then we’re going to stop the all-hands and we’re going to take the sales, support, and professional services people aside…the ones who literally have a customer…and you’re welcome to stay if you have a customer-facing question or need. And so we’re going to talk specifically about what we can do with customers. So that’s sort of the agenda for now.

So, this is the forward looking statements. It’s the black thing at the beginning of my video. It’s the same one. So you can refer to that if you want to try to remember it later.

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements (so, this meeting) that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based.

So, basically we’re saying that we’re making some projections about the future but you can’t really rely on them because things might change.

In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved; general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility (we’re going to borrow money to do this); risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technology changes that make our products and services less competitive; and the other risk factors set forth at the time of the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website or upon request from the investor relations department. And all of our product names and trademarks and so on belong to us.

2

Basically, there’s a lot that can happen. And the longer this process takes, the more stuff could happen. And so our job as we sit here together as a team is to make sure that the fewest of those risks happen. So that’s the relevance to us sitting here.

And here’s the additional information.

The tender offer for Convio stock has not yet commenced. (so we’re going to put an offer into the market in the next couple days which basically says if you own Convio stock, we’d like to buy it from you. And until that actually goes into the market, nothing else that we say should be viewed as soliciting stock from somebody who owns Convio stock. That’s the basic, bottom-line premise of this). And so this meeting is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud’s wholly owned subsidiary Caribou Acquisition Corporation will file with the SEC a tender offer statement on Schedule TO (Tender Offer…T, O). Investors and Convio stockholders should read the tender offer carefully including the offer to purchase, the letter of transmittal , the related tender offer documents, and the related solicitation information in Schedule 14D-9.

So Convio puts in something at the same time that says we’re recommending…we your board as Convio shareholders… recommend that you consider tendering your stock and here’s our recommendation. So they file something at the same time we file it.

And that will be filed with the SEC. And so these documents can be available at no charge. You can get it on the SEC’s website. You can get it on Blackbaud’s website for the stuff that we file. You can get it on the Convio website for the stuff that they file. And basically you can also get it from our information agent on the offer.

So, in addition to the offer to purchase, the related letter of transmittal and other documents, as well as the solicitation/recommendation statement, that we file annual, quarterly and special reports, proxy statements with the SEC. (so there’s a lot of information about both companies. If you’re going to make a decision to sell or not sell, please do so having read stuff and being aware. And then you’re making your own decision, not having someone else influence you into making a decision. And then it tells you where you can get the data. You can find any of this in my letter that I sent out. If there’s any questions about that, the main bottom-line point that I think is important to raise here is that it’s not done until we have regulatory approval, we’ve gone through all the process, and we have a majority of the stock pledged to us. And until then we need to act as independent companies. So, basically, if someone says “Hi. I’m from Convio, let’s go and talk about going to my customer together.” What’s your answer? “Sorry, no. We compete.” And in fact if you ask yourself the question “what would I do if there were no deal?”, and then do just that thing, you’re safe. Right? If there were no deal happening and I’m doing exactly what I would have done – competing , building my product, doing the best that I can to solve customer needs to make them happy and to retain their business, to do whatever it is that we do on a regular basis – the rest of the process will go at its own rate but we will be doing exactly what we’re supposed to do in that process. So that is the only real request that I have for every person here. It’s far safer to say “I have no idea. I’m just doing my job exactly as I was doing it the moment before I found out that this acquisition might occur.” Everybody got that? Ok.

So, now let me just go and say a couple things. First is, I’d like to thank everybody in this company for making us a company that I believe, and am confident, and our board believes, and is confident, can do an integration of this size and scope (an acquisition and an integration of this size and scope) and make it work. Because lots of integrations don’t. So we’ve built trust in what we’ve done in the past. And we’ve built trust by our ability to satisfy customers and execute together. So it’s pretty cool to have the opportunity to do something of this size and magnitude.

The second thing to remember is that as we’re thinking about this, it might seem like there’s this huge, sort of amorphous thing of integration that’s going to happen. Right? And you’re not really sure what’s going to happen and when it’s going to happen. The day that we actually close the deal and we actually are one company, what’s the main impact in terms of our ability to face our customers? And think about our customers as sort of three sizes. There are the really small ones. There are sort of the mid-size ones. And there are the Enterprise ones. Basically Convio have almost no customers in the bottom slice. We have Everyday Hero. We’ve got some customers with BB Now. We’ve got some small RE and eTap customers down in that space. But there are very few customers in that space. The vast majority of Convio’s business in is the top slice, the enterprise slice. And if you were to divide that slice into two halves, the vast majority of their business is in one half, and a bigger part of our business is in the other. We have hospitals and institutions of higher education. I mean, Higher Ed is the biggest sector, right? So, that’s not a place where they have a traditional strength. The place where the Convio and Blackbaud’s strengths are complementary are in what I think of as Advocacy, Cause, and Cure. World Wildlife Fund is Cause, an advocacy cause. Take Diabetes, or Cancer, or Heart. Well, those are Cure advocacy organizations, right? It’s places where there is a combination of direct marketing, which we have strength in from Team Approach, from PIDI, and from our eCRM platform, and where there is fundraising. We have some strengths from our online fundraising, and Convio have a very strong presence in the online fundraising side, whether it be events or email or advocacy for that set of customers.

So if you take a look at the top layer, half of the top layer, the two of us have some pretty complementary things to offer to the market. That’s sort of how to picture it. And, you know, a vast majority of their business, of their $77 million dollars of the last twelve months of business is in that upper right hand corner.

Now the other thing that I’d say is you can think about this in two ways. You can think about this just from inside the nonprofit software sector. Or you can think about it in the overall IT business. If you think about it as purely software vendors, or solutions vendors, just for the nonprofit sector, we’re two relatively big players. Now, Datatel and Sunguard together are bigger. But amongst Datatel/Sunguard, the nonprofit part of Sage, ourselves, Convio are amongst, say, the top ten, together, in any case.

But, I’m pretty sure that the Enterprise Sales teams out here are getting pretty used to hearing, “Oh, MSCRM, I want to talk with them.” Or, “How about Seibel?” Or, “what about…you know.” And so you find that what’s going to happen over I believe the next five to seven years is that the vast majority of the top 1,000 brands (the top 1,000 customer groupings. I say customer groupings because Salvation Army isn’t one customer, right? Salvation Army is several customers. ). So the top 1,000 brands, almost all of them have 20+ year old platforms. So it’s almost like Y2K. Remember Y2K when everybody sort of felt like they had to change all at once? I think you’re going to see…we’re starting to see in the Higher Education space where I think we’ve basically in some cases “crossed the chasm” or are getting to that tipping point of having the CRM offering really roll in that space. Well I think that we’re really close to seeing “across the chasm” happening in what I’m calling Advocacy, Cause, and Cure. This isn’t an organizational announcement or anything; it’s just how I think of that group of customers.

And we are going to be facing Seibel, Microsoft, Oracle, SalesForce more often rather than less often as momentum builds in that part of the market because, you know, a billion dollars of potential business, or more, is interesting to a Microsoft or an Oracle. It really is. And when they realize that’s happening, we need to be in a position of having a nonprofit specific, multi-channel, supporter-journey oriented solution that is worth paying our price for rather than getting discounted software for MSCRM or rather than taking an Oracle application and customizing it. And so if you’re looking down the road two or three years, our ability to compete successfully in that Advocacy, Cause, and Cure sector area will be dramatically improved by our ability to bring these two organizations together. That make sense?

Ok, those are really the primary two things I was going to say. You know people are going to say “Well, you know, it’s the two biggest competitors”, and so on. How many of you know the amount of donations overall in the U.S. is? Who knows the number….last year? $300 billion. Lot of money. What is the amount that is online fundraising? Anybody know? Is it above or below 10%? It’s actually below. 8%. Somebody here knows…oh, Allison knows her numbers. Ok, fine. I’ve got a ringer sitting in the front seat.

Ok, so about $20 billion raised online last year. Our two organizations together…just over $2 billion. Right? So that other 90% is getting raised by somebody. Now, we don’t think of PayPal as a competitor, but $1 billion dollars of online fundraising happens through PayPal.

So, in the grand scheme of things, if you look at this from nonprofit specialists, it’s a fairly big deal. If you look at it from the competitor profile of all the money that nonprofits spend on IT and services to raise funds, well , $300 billion doesn’t happen by itself. And people are spending quite a bit of money to make that $300 billion happen. And we’re a small part of that whatever is spent to do that.

So, the last thing I’ll mention before turning it over to questions is, one of the things that you need in order to compete successfully against Seibel…I’ve got my friend John sitting in the front row…what is one of the biggest objections that you get when you’re little old Blackbaud up against Seibel?

John: Scale, scope, size, and partner channel.

Scale, scope, size, and partner channel. Well, a $440M SaaS company, which is what we’ll be, is one of the largest and most profitable SaaS vendors in the world. And that’s pretty cool in and of itself when you think that six years ago when I got here we had just finished a $160M year, and we can be close to $500M a year – on our way to our $1 Billion dollar number – in 2012. That also is pretty cool. Because it will help those large customers and prospects who are making a choice between the big guys with the deep pockets and little old Blackbaud, well we’re just a little less “little old”. And that’s a very important part of it too.

So, those are the points that I just wanted to make sure you had a view of why we are doing this. Because I think that it is easy to get stuck in our day to day of who we are in the nonprofit sector rather than look at the full competitive profile, and also to understand a little bit about where the business synergy is and why I think it’s so important. And I will open the floor up to any questions you might have. I know we have a fish bowl there, where also people can put stuff in, you can send mail to townhall@blackbaud.com and if you want you can text it, you can do whatever you want. Or you can just shout it out and I will repeat it to people.

First one is always the hardest.

You can write things and put it in the fish bowl. But I’m not sure that everyone is going to get up and start making a line to write things in the fish bowl. So, what’s the question, somebody start. Right there in the front.

(Question from audience…inaudible)

“How many employees are in Convio and how does it break out with engineering versus others?”

There are just over 400…I think like 420 or 430 employees, and I don’t honestly remember the number of them that are engineering employees. So I don’t know. It’s in their public documents, so go back to the initial statement if you are interested in Convio, and read the public documents. I think it’s on the order of 100 or so employees, maybe a little lower than that, so in engineering and managing the platform because they have an outsourced SaaS platform. So it’s less than 100 people.

In the back…

(Question from audience…inaudible)

“So, how quickly do I expect a portfolio strategy to emerge?”

What we are going to do starting at the beginning of next week is to create what are known as integration planning teams. So there will an “uber team” that Scott, and Charlie, and Hunter, and Lance will drive from our side, and there will be some people from the Convio side. And the job will be to identify the things that we need to do starting on the first day. So there might be a team for employee benefits. There might be a team for IT infrastructure integration. There might be a team for service delivery. There might be a team for product road map, and so on and so forth. But the areas that are the most risky from the “not acting as independent companies” perspective is when you do something in front of a customer, or when you start to make decisions about the road map. And so those 2 things are really going to happen after the merger closes. What we can do is plan what we will do in order to understand what the product roadmap should look like. What I basically have been telling our investors and customers and so on along the way is that, first, we are fortunate that the two companies that are involved here both have a very customer oriented culture. And especially with the most recent changes in our product discovery methodology, we think about “what does the customer need?” before we actually even start to build it. And so I’d ask you to separate the question in your mind, “what’s the right experience for the customer?”, and then say “what are we going to build it on top of?”

As an example, and this is just an example, you could take Friends Asking Friends 2, which is a great experience, but hasn’t yet been delivered on our current platform for a “multi-level, nation-wide, 500 events happening at different times and levels” structure. You could decide to put it on top of their Luminate on-line platform, and make that experience happen there. You could decide to make it happen on Infinity. Or you could decide to do both. Right? What we do know is that we think that Friends Asking Friends 2 experience is better than either of the existing platforms, or we wouldn’t be building a new one.

And what that means is we are going to take teams together from both Convio and Blackbaud, and have them work with customers in a product discovery sort of a way and say “what’s the experience we want to deliver for…multi-level events?….or…CRM for the Cause and Care sector?” And then we’ll make a decision after that based on platform, after we understand what it is we need to deliver to the customer. That will not take a week. That will take a month, or two months, or whatever.

Now obviously our customers want to know the answer fast. But at the same time we want to make sure that we are going to deliver a product roadmap that attracts customers to want to be on it rather than making them feel like we are just shutting something off. We actually support customers from acquisitions we have made for quite some period of time. So, we still have Team Approach customers 5 years later who are using Team Approach very successfully to raise money, thank you very much.

So, those are the constraints around it. Separate the experience we are trying to create from the platform. Identify what the converged experience is that will cause people to want to migrate over some period of time. Decide how to implement it. And then communicate it with customers, having used teams from both sides and customers and prospects from both sides in order to do that process. Does that answer your question, Chris? Ok.

Which, again, highlights “don’t make any decisions or representations about product road map changes before the deal closes.” Because that is doing exactly what I said we can’t do. That is not acting as an independent company. Nor can you talk about price. Nor can you discuss prices or contracts or offers with your Convio competitor. All that is going to be discussed in more detail later, but that’s an important thing to remember, one more time.

Other questions?

Bill Fryman:

Marc, we have several questions in the mailbox about SalesForce and Convio. How would this acquisition affect their relationship?

Marc Chardon:

Well, obviously I can’t say how SalesForce’s relationship with Convio would be affected for 2 reasons. First, I haven’t discussed it with SalesForce. And the second is we don’t know what the product roadmap looks like, right?

So, first thing is, until it closes I pretty much expect that Convio will continue to maintain their relationship as it is with SalesForce. That’s what they need to do. And, remember strategy four?…”partner for product completion and market reach.” Well, they have a pretty good market reach. We partnered with constant contact for market reach. We partner with other organizations for market reach. So why wouldn’t we consider partnering with SalesForce for market reach?

Now, what exact form that might take? Again, it’s premature to even speculate, let alone decide. But I will tell you that part of the platform decision once we get to that step of the process will include the value of the partnership and not just the technological choice. There’s a technological choice in terms of Force.com versus infinity versus EC2 (which is where Convio’s business intelligence platform is run to give you an example…so…the Amazon cloud). So there are a lot of different platforms, and they have proven that they can make different platforms in the SaaS world work together via web services. They’ve got a CRM on Force. They’ve got their own platform for team fundraising. And they’ve got BI running on EC2. And it all seems like one experience to the customer, so that’s actually pretty cool. So there is some experience building SaaS applications and delivering satisfaction in a SaaS world that I think we have to respect. That said, the answer to what will happen to the Convio/SalesForce relationship when it becomes the Blackbaud/SalesForce relationship is “we will work on that, and we will see what our customers want us to do.” And we’ll see who we can reach by having a strong partnership. And we will balance all those things. I will point out that sometimes Convio is with SalesForce and sometimes Convio is not with SalesForce. We have had a recent competition that my friend John Dalzell and I have been involved in where, in fact, SalesForce is just there with other partners. So, SalesForce, there is already a “coopetition” relationship (coopetition… half competition, half cooperation), between SalesForce and Convio as it is. And so if we continue forward, there will be a “coopetition” relationship with Blackbaud, because we will almost certainly not abandon every platform we’ve ever had. Especially not overnight.

Other questions? I’ve got one on the phones again, so Bill, go ahead.

(Question asked…inaudible)

Marc Chardon:

“What are we doing differently to make this acquisition more successful than other acquisitions?”

Actually, I’ll take exception to the second half of that question. We’ve actually been very good compared to most tech firms in making acquisitions. We’ve been very, very good. So we should take a moment to appreciate that. We have also been very good at going and doing after-action reviews on them to figure out what didn’t work, because some of them didn’t work as well as others and some aspects didn’t work out as well as others. And we are basically taking all of that learning which Lance and Scott and the team have put together and it’s built into our VI (venture integration) plan. The primary things we are doing is we are being way more structured and intentional up-front about what happens on day 1, what the integration plan looks like. We are involving a broader set of people, and we are hiring real specialists to help coach us through that. Just one idea or two from a really good specialist can make a dramatic difference. So we hired M&A advisors (M&A Partners). Those 2 people together have done about 75 venture integrations themselves, successfully. As consultants, we have hired consultants for how we bring the cultures of the 2 organizations together. So we take people here, and in Austin, and in our sites around the globe, and we start to check what we like about our cultures and then we will work to merge the cultures and identify the culture that we want.

By the way, our cultures are really very similar. I have talked to so many people that I can’t remember what I have actually said to whom. So if I’ve just said this, I apologize. But if you take our 6 values and you take Convio’s values and line them up, they essentially match almost 1 to 1 across the way. They have the same set of values we have, and they are driven by being part of the nonprofit passion for making the world a better place like we are. And when our management teams got together to talk about integration planning, we had a good time working with them because, you know what, they are people just like us. And they are people that care the way that we care. And they were worried that we didn’t care enough, as opposed to the other way around. They bring a lot to the table that we bring to the table as well.

So, we have communication consultants. We have technology consultants. ECBU have been using “Walker” (Walker Info) to evaluate loyalty and satisfaction of our customer population. We’ve used them as an independent consultant to verify the situation relative to Convio customers. We don’t get the data today, because that would be gun jumping. We get sort of an overview saying “here is what the rough situation is.” So, that’s part of our due diligence. But when the deal closes, we will have in hand (data just like for ECBU customers) data for Convio customers that tells us where’s the loyalty, what are the issues, what are we going to do about that. That means we will save weeks of getting the sales teams together around a common understanding of what the actual situation is for a Convio customer, whether or not they are a current Blackbaud customer at the same time. So, all of those kinds of things are being done quite a bit differently. And I can tell you, you don’t spend two hundred and seventy five million dollars of the shareholder’s money without the board getting a little bit interested in it. And so there will obviously be a higher level of board oversight. And their due diligence verifying that we’re doing a good job of planning, and then doing the integration, will be significant. I can tell from the questions that I get from them.

Other questions?

It’s amazing how big this company is. When I first got here we could all fit in there, even on my first day. Ok. I don’t see anything else so Bill’s got another one from the line.

(Question from Bill…inaudible)

Marc Chardon:

“What are the employees of Convio hearing today?”

So, the communications integration team, so one of the teams is about making sure communications happen in a well formed way. We basically did exactly the same thing there that is happening here. So, the press release went out, then Gene sent mail to the Convians, and we sent mail to the Blackbaudians. That’s what they are, they are Convians, seriously. And now today, actually it turns out that their sales kick-off started at noon on Monday, and so now it’s the morning of Tuesday, and so what did they obviously say at their sales kick-off? Beat Blackbaud. What are they saying after the announcement? Beat Blackbaud. What should they be saying? Beat Blackbaud. So it’s sort of an interesting thing. And they are going to have a conversation. They have a video from me describing the situation, and our intent, and our excitement about welcoming them and their customers into the Blackbaud family at some period in the future. And then tomorrow…I’m going to get on a plane this afternoon and I’m going to fly to Austin and I will talk with Gene to that same sales force tomorrow morning. Sort of an interesting challenge, but we are going to do that. And then, in which case I am going to tell them to… beat Blackbaud, which is sort of weird for me, but there you go. I do carry an iPhone, so as a Microsoft guy I have proven that I can be multi-cultural. And then I want to do an all hands meeting like this, and a leadership meeting as well during that period, and then I will fly home tomorrow afternoon. So, that’s probably the extent of what we can do together, me saying “we value you, we value your technology, we’re looking forward to working together, we think Austin is a really cool place to have a site.” We really do. We have been thinking for about 5 years of having a Texas site.

And so you know what, they’ve got a site that is cost effective. They’ve got room to expand. And it’s most of the way across the country which means that we got a different pool of people to hire from. It has a very good tech infrastructure. It’s number 4 city in the country for Millken Research in terms of where to have tech talent and tech site. So they are going to want to hear from me and that we think of your site and you as a strategic set of people and that we want what’s in your head, not just the company. We want the people and we really value who you are and what you stand for. And I think that we can’t go very far but what I can, you know if Gene and I feel to them like we are, we appreciate each other and value each other and we are going to work well together, I think they will take some comfort out of that and some motivation out of that. And our job is to keep everybody here and motivated during what is a frustrating period of time when you don’t really know how long it’s going to be, when it’s going to happen, and even, I suppose “if”. Although we are very confident that we will get through the regulatory process.

(Question from audience, inaudible)

Marc Chardon:

So what are the things that can affect when this could happen?

In the category, there are three things that are sort of general classes. One of which I really don’t think will happen. So we could discover something that one or the other of us was telling an untruth or something that was material. I just don’t believe that. We know who they are, they know who we are. I feel very comfortable about what we’ve each represented to each other. So that could happen but that’s not really…

…the things that could change the length of time are the two things I talked about up front. We submit a document to the government for something called Hart Scott Rodino. Hart Scott Rodino is an antitrust evaluation to see whether this is anti-competitive of a sufficient nature that they would want to stop it or ask more questions. We are going to do that tomorrow…or the next day?…sometime this week. That process…you know we could get a first potential answer within about two weeks. It could take about a month. So there is sort of a period of time in there that is somewhere between, as short as two weeks, very unlikely, or it could take about a month.

What could happen is, they could decide they don’t know enough, and they could do what’s known as a second request, which basically brings other agencies into the conversation.

And then we have to get lots of documentation, even more than we’ve done, and so on and so forth, and that could take 60 to 90 to whatever, depending how long that takes. We actually don’t believe that we will go to a second request, but you don’t know. So, assuming HSR happens within a month or so, the other thing that is happening in parallel is that tender offer.

That needs to be open to people for at least 20 business days. So if we start it this week, then you know you take the half of February. And so potentially, the best of both worlds, they could both come to the end sometime towards the end of February. And then you’ve got two days or three days between when those things actually happen and when you finish the acquisition.

So, best case, end of February. Probable case, sometime in March. Worst case, it could go out a couple of months beyond that. And those are the factors. So, HSR review, regulatory review, tender offer, completion.

If you don’t get 90 percent of the stock in the tender offer that makes things last a little bit longer as well, but we have 30-some-odd percent of the stock already pledged to us just by their shareholders, insiders and so on.

And they are held by large organizations like Fidelity. And if you’re going to say Fidelity, “take the stock that used to be 11 and let us give you 16 for it”, you know, most people, well most reasonable people, I believe will say yes.

That is not an offer to buy, or a tender offer, or anything like that.

And the thing you will notice that their trading in the market, I think, at 15.93 the last time I looked. So when the number is really close to 16 that means that the people who are doing arbitrage actually really, really believe it’s likely to happen. Right? Because you can sell your stock today at 15.93, or you can wait for, what, some period of time, for 16.

What they’re basically saying is the chance of it not happening is very low, but the market is saying that they currently perceive the chance of it not happening as being low.

Other questions?

(Question from audience…inaudible)

Marc Chardon:

Gene sent out an email to all Convio customers. And we have chosen not to send out and email to all customers. Gene has 1500, we have 25,000. Most of the 25,000 are in sectors that Convio is not relevant to. So, I suppose we could have tried to figure out who to send things to and who not to send things to. But in the end, and the sales teams afterwards can ask Charlie and Kevin and Jana for more detail, but, in the end we decided that we would be stirring the pot more. And basically since we can’t really tell them anything other than go to our website and look and see what it says, that it wasn’t necessary to actually go and do a broadcast announcement. And so we are going to have a meeting right after this one ends where we are going to say to people who are customer facing when you get the question “what am I suppose to say?”, I bet you can all actually figure it out right now, but there are probably nuances around how you say “I don’t know , we are independent, please look at my website.” But if you said that you pretty much got what you’re gonna get.

I mean, conceptually, you’ve got the right message. “I don’t know. I’m independent. Look at the website.” Because if you know something that’s not public, you should not be telling anybody anyway, right? I can’t tell anybody. You can’t tell anybody. There you go.

Any other questions?

(Question from audience…inaudible)

Marc Chardon:

Are we worried about the loss of Convio staff after the deal is done?

You always worry about retaining people because we are a software business.

That means that support knowledge, services knowledge, service delivery knowledge, engineering knowledge, project management knowledge and marketing knowledge, walks out the door every night. So we’re paying very much significant attention. We have announced that Gene will be joining Blackbaud with Convio, not leaving.

There are several other people that we’ve talked to who will also be joining Blackbaud who are critical in the integration, and we’ve identified a list of people that are important for it. And each of the people of Convio are working in their teams to say “hey look, this is a good thing, it’s going to work out. Trust us. I’m going to be here to help you through this process.” So that’s about as much as we can do. You can go through and systematically start trying to figure out every individual person before the integration plan happens. And that would just be counterproductive, because you want them focusing on being an independent business not on trying to figure out what their job is after the close.

So there is a delicate balance to manage between those two things. We feel comfortable as a joint team at the senior level that we have put in place what we need to do in order to retain a vast majority of people, because in fact the vast majority of them are doing something valuable for their business. In fact all of them are doing something valuable for their business, don’t get me wrong. But the vast majority of them we need to keep in order to be successful and continue the business.

Other questions?

(Question from audience…inaudible)

Marc Chardon:

Do we anticipate consolidation of job functions?

There will be some integration, organizationally, in terms of where we do things twice. We will figure out where it’s going to happen, and so yes, there will be some. My view is that we’re both growing companies and we’re both quite large companies. And so there will be plenty of opportunity also for us to use people’s skills in either different or new roles. But yes, where you are doing the same thing twice…a simple example …we’re both public companies…you don’t need two boards of directors. You don’t need to have two auditors. So there’s a set of things in process...whether it’s market facing or whether it’s back office. That said, the overlap is relatively small given the size of our two companies. Remember, most of their 1,500 customers are not customers of ours. Most of our 25, 000 customers are not customers of theirs. And so, if you don’t have a lot of overlap you’re going to find that this is spread out across a lot of activity in places as opposed to being very concentrated in one spot or another. And we’ll know more as the integration teams go forward. So that’s something that we’ll have some insight into as we start to build the plan. We’ll know where we find duplication of effort. It makes no sense to try to hide that. We need to talk about it as soon and as clearly as we can.

One more question?

(Question from audience…inaudible)

Marc Chardon:

So do I know at this point if they will stay on their financial system or will we roll them into SAP?

Fortunately, that’s a question I will ask a systems integration team to address. So, the answer is no, we do not know, and my belief is we will either know to make the decision or we will know the decision before we close. That’s one of those where we can actually have a fairly deep conversation because it’s not customer facing and not the product roadmap. But, their system relates to their kind of business and their business models and their contracts and their way of dealing and consulting. And so my guess is probably going to be that we’ll know how to make it, rather than we’ll know the answer, at the close, just because the complexity of the decision.

(Question from audience…inaudible)

Marc Chardon:

Are there limitations on purchasing stock based on this?

At this point and time the market knows everything you know, and we know. So if you are allowed to trade now, you are allowed to trade now. I honestly don’t know, where’s Jon? I think everybody in the company when the window is closed is not allowed to trade, but I’m not sure about that…unless you have a plan in place. What I didn’t know was whether everybody was subject to the window or not. So the answer is the window is closed, so you can’t trade. But when the window opens, assuming that there is no new secret stuff that we know about that we haven’t told the world, then people will be able to trade. The main issue here, obviously, is if we know something that would mean that the stock price would be meaningfully different, we’re not allowed to trade. You see, that makes sense, it’s fair. You shouldn’t be able to trade on insider information.

So for example, let’s say we all knew that something had happened in the regulatory process that we hadn’t yet told our shareholders, would that be fair if we traded based on that knowledge? And the answer is no. So, yes, if the window opens we will let you know. It seems likely that the window should open, and the reason that it wouldn’t if it didn’t would be that something would happen that people would know about that hadn’t been yet made public.

That was awfully convoluted. I hope that wasn’t the last question because…I mean, it’s very important. All of the regulatory stuff is very important.

Anything more? Or shall we…. because we’re going to run out of time for your next meeting, right? So I think I’ll take one last question and then I’m afraid I’m going to have to cut it off.

So what’s the last question?

Well, since they are trying to figure out what the last question is, someone on the floor gets it.

(question from audience…inaudible)

Marc Chardon:

If this deal goes through are we in a position to be acquired by someone bigger?

I think I’ve told you in the past, I honestly don’t think that the horizontal software vendors are likely to buy us because we are too specialized. So, I don’t think a Microsoft would buy us, or an Oracle would buy us. I don’t think. In one sense, being bigger does make you a little bit more attractive to a very big company just because it moves the needle a little bit more. But the thing that makes me suspicious about that is, I was the guy at Microsoft that would have bought Blackbaud. Right? So I sort of remember how I thought. And what I thought was “why would I buy a software company whose software I would have to give away?” Because Microsoft and other companies give very deep discounts or free software away. So Salesforce gives the first 20, sorry the first 10, seats of their salesforce.com application to nonprofits through their foundation. Well if they bought us, would they have to give away our stuff too? It starts to get a little bit confusing in the minds of these organizations, and also the responsibility for the business will be spread around many vice presidents which would also make it somewhat challenging. So my guess is it makes us potentially more attractive, modeslty more attractive by being larger. And my guess is that if someone ever buys us it will be someone we don’t expect it to be as opposed to someone we do expect it to be. It will be somebody from a somewhat adjacent business who needs a footprint in the SAAS market and this is a good way of entering the software business as opposed to someone who is a very large company on whom we would be the pimple on the butt….size-wise. We would be the most beautiful thing in their portfolio in reality. Maybe I shouldn’t have said it that way, but there you go. You get what you get with me, baby!

Seriously, we’re just very small when you are a $60 or $80 billion dollar company. Being a $500 or $400 million dollar company doesn’t move the needle very much, especially if you have to give the software away. So that’s my view on that. My guess is that we’re going to be us for a long time, and I’m actually sort of happy about that. Very happy about that it turns out.

OK, well thank you very much. I appreciate your paying attention to the key message which is …“act as an independent company. I don’t know. Act independently. Go look at our website”. That’s what you can do, other than if someone comes and taps you on the shoulder to be part of the integration team, I’m counting on you to do the best that you can to make the combined entities the be best it can possibly be. Our customers will thank you.

We have a great opportunity for them. And if our customers thank us, we’re all going to be happy campers.

Thank you.

Transcript of live presentation made to Convio, Inc. employees by Marc Chardon, President and CEO of Blackbaud, Inc. and Gene Austin, CEO of Convio, Inc., on January 18, 2012.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

CONVIO

Moderator: Tim Stridsberg

January 18, 2012

10:00 am CT

(Gene):	Aha. Operator. Operator, when are we going to start the meeting?

(Operator):	Please go ahead sir.

(Gene):	We’re in. Guess we’re in. Good deal. All right. Hello everybody. Hello Emeryville, DC, Lincoln, and Kansas City and our friends in the U.K. Welcome to our company meeting. This is an exciting day. Day 2 of our new chapter. And we’ve just come from a sales conference where we had a very lively good conversation about our future together as two companies.

This is obviously an unusual setting to travel out there with Marc. We were having a great time kind of breaking the ice trying to think about all the possibilities with two companies.

So without further ado, how about a hand for Marc Chardon, the President and CEO of Blackbaud. We’re going to make sure this podium never falls by both leaning on it.

We’ve got a handful of slides. They’re mostly just to kind of keep the conversation going. And Marc and I want to make sure that we save some time so we can that we can - hear what’s on your mind.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

As you all know, yesterday because of the nature of the transaction and what’s taking place, there are only certain things we can cover together and we’ll obviously be very honest but we can’t really dive into these areas because the future is uncertain. Innovation begins next week. And there’ll be a lot of things we learn as we go. We’re certainly going to be there to help communicate what’s going on on a timely basis.

And let’s dive in and then Marc and I are going to do a little ham and eggs here. And the first time we didn’t do too bad so try number two. All kinds of safe harbor security statements and disclosure and that’s because obviously we’re in the process of issuing a tender offer in the next seven days. So these are obligatory that we need to do. You guys are used to at least the safe harbor statement.

All right. The big question that, you know, the why? The foundation for why the conversation that we began a few months back led to this exciting day. And that is that both our companies share the belief that multi channel engagement - constituent engagement is very important in that it really delivers the most value to our customers.

As you all know, we’ve been attacking this from the online side now for a good 2-1/2 years. And Blackbaud has been doing the same thing from their side. We’ve been coming at the same problem from different angles.

We’ve been led by strength of the online arena, a well developed well thought through online marketing fundraiser without a donor management piece. And Blackbaud has just done a phenomenal job in constituent management systems beginning back when he was doing the database and now obviously moving to CRM. And we really believe that the strengths of the two companies can lead to common vision and deliver value faster together than we can separate.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

We believe - we share the belief that engaged supporters deliver value to organizations. I think we all know that drives the most value for our organizations. We believe that supporters are all multi channel. We’ve seen that with both of us and a lot of research on the affect of multi channel engagement and how it can submit to the enhanced results.

And so, you know that shareability, that shared foundation of what the future looks like makes for fertile ground for our two companies that become together.

I’m particularly excited in the fact that subscription in cloud-based solutions is fundamental tenant with Blackbaud - with where Blackbaud wants to go. They look at us as an organization that can help leapfrog them in cloud solutions and SAS. And I think that is great opportunity for all of us to really advance our applications but also their applications as it pertains to the cloud.

And lastly we’ll get to it in a few more slides but lastly we see that we have an amazingly common shared value system for the two companies. And it basically creates a place that is great for individuals that are passionate about technology and passionate about serving the non-profit sector.

So you’ve seen or heard these yesterday. We talked about them a lot as a group. We talked about them in the all hands after the ((inaudible)) announcement yesterday.

Now what I’d like to do is turn it over to Marc if you want to drive and let Marc have the clicker, you know, you can jump in. You can do whatever you want. Marc, over to you.

(Marc):	Thank you Gene. Thank you all for investing some time this morning and listening to us. And, you know, I - it’s obviously one of those things that I wasn’t expecting or you weren’t expecting when you woke up on Monday morning or Tuesday morning. And why have this meeting - sort of the Blackbaud version) of this meeting yesterday where - I think it was yesterday. I can’t - yeah. I flew through Detroit last night. That’s right.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And I have, I don’t know, 1000 people in the cafeteria so - and like Gene I was so surprised that more people than usual come to my meeting. And we had a really good and open conversation. And one of the things that was sort of heartwarming to me as I thought about it as we thought about coming here. They asked questions about what’s it like to be you.

Some of them have been acquired in the past. I was acquired when I was at (Digital) when it was bought by Compaq I remember oh being with ((inaudible)). I went someplace else, Microsoft, as a result of it and said, you know, ((inaudible)) and in fact we both said that it’s the challenging of integrating acquisitions over the past several years as well.

And the challenge about how we engage people and how we as teams come together is part of the single best result and the single most important factor. And when we sat down as two management teams, we took a Saturday and several of Gene’s team and Gene flew to meet with us in Charleston and we sat out in a room. It was on a Saturday together.

It was really interesting as we’ll see a little bit later just how much the value of the organizations, the bulk of the organizations lined up and how we are both approaching the fundraising is part of our businesses from the opposite ends of the playing field.

So like a week - he got at one end of the football and we’re on the other end and we’re rushing to the 50-yard line trying to see who gets there first. And that complements (us) but, you know, you, you know, all in all higher volume, online, advocacy based solutions in the cloud ((inaudible)).

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And that’s the place that, you know, the two companies come from. And when you think about it that way, there’s a real opportunity to take the best of those two things. And anybody who has online and something like 300 of you customers has the Raiser’s Edge.

Now what percentage of them don’t want those products to work better like zero, right. A 150% of those customers want those products to give them efficiency and because they want better integrations.

And the people who have created that system in the online, in the cloud, in the power of what we brought together in terms of being partners with the system, in the vast majority we demonstrated that ((inaudible)).

And the people who were sitting in the cafeteria about that yesterday were wondering what’s it like and wondering what we were going to say and I said that ((inaudible)), you know, ((inaudible)) about the value of Convio that we’d been talking about it.

And then I said ((inaudible)) meeting tomorrow. ((inaudible)) remembered. One of the things that i said ((inaudible)) would say. I don’t know, right. What’s the second thing they could say? You could say we are independent companies and are competing. And the third thing we could say is ((inaudible)).

I mean, you know, there’s variations on that theme but I don’t know. When are we going to come to sort of ((inaudible)). So we did that about ten times during the hour. And then I asked them what’s the first thing out of your mouth? What do you think they said?

(Crosstalk)

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Marc):	Beat Blackbaud okay! But then they asked if ((inaudible)). And some were pretty cool - 1000 people like that too ((inaudible)) moment yesterday in Charleston. And certainly - I looked out at this audience and I looked at the audience to the people that I know and we’re - we look alike.

We’re, you know, we’re diverse and representative of the communities we serve. We’re passionate about the non-profit sector. And we in the Blackbaud side truly appreciate the knowledge, the skill, the success. This wouldn’t be happening; we wouldn’t be acquiring this reservation if we didn’t use that as knowledge - what is in your heads.

And ((inaudible)) if we can bring the culture to everybody together in a way that makes us ((inaudible)) better. That is two units coming into one. And so that’s the, you know, if I had only one message to bring we together have to scoop up and be clear about what our values are and who we are.

My commitment to you is that I will do everything that’s in my power to bring a common culture out of this that is the best of what we’ve done and it makes us want to be part of it because we’re all part, we’re all committed, we’re all energetic and motivated and we can ((inaudible)).

So what I want to say is that we use ((inaudible)) here. And I know you guys share a passion for that. So as I say, put that right upfront. That’s who I am. That’s why I’m here, not at Microsoft. I could have worked on version 17 of Office.

And I could - I would - of course I wouldn’t have a iPhone but ((inaudible)). So I went to be a manager so I got to use the other technology. So I want to thank you ((inaudible)) just give you a picture of ((inaudible)). You know, it’s very easy when you have ((inaudible)) side to say, you know, ((inaudible)) on staff, right.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

((inaudible)), you know, and all that cool stuff. And if, you know, you’re going to do that and say well, you know, how does that drive, you know, how does that ((inaudible)) to you. And I mentioned ((inaudible)) and the ((inaudible)) that you’ve done a very fantastic job and ((inaudible)) admiration ((inaudible)) and so on.

((inaudible)). So I thought I would show you where the customers were. You take the two boxes on the topside, that’s what we call our enterprise business unit. About half of the opportunity is in what we would call grateful patient programs or alumni programs. But it’s it’s not a segment that you serve deeply.

It’s actually our core and is larger than the other side. It’s sort of the place we started from. And so if you take a look at the CRM product, it’s the CRM product is the strongest and has the most traction. And it’s about half the opportunity for the enterprise space.

You take the other chunk, so enterprises who have advocacy, causes and cures, you know, World Wildlife Fund, you know, cancer, heart, diabetes, Alzheimer’s, you name it right. Pick the one maybe choosing the cause or something you feel passionately about by advocating and by funding your business primarily which is rare and it’s actually sort of driven our business in that box.

So say Blackbaud and Convio are almost equals when you bring that part of the business together. You’ve got a bigger presence in terms of things like Run Walk Ride events . You’ve got a bigger presence in terms of advocacy. You’ve got a strong presence in federated organizations.

You have the direct marketing background, the team approach that’s now being built into the ECRM. You have, you know, a couple hundred Raiser’s Edge enterprise customers, some of whom are in that space.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

So that’s the place where the ((inaudible)) of bringing more value and bringing the multi channel view of support and creating the supported journey where that synergy is the strongest.

The mid market represents, you know, 23,000 customers for us. Most of the customers in the market, some of them Raiser’s Edge customers are in that space and obviously the common ground customers are in that space.

Where our average - probably bigger than our average Raiser’s Edge customer. ((inaudible)) in the five million and up range as opposed to our average customers being sort of in the three to five million so sort of a, you know, there’s a sweet spot; the difference between ((inaudible)) as well.

And then general market being sort of a medium point - 1.2 million sort of very small organizations that would be everyday ((inaudible)) users or just ((inaudible)) users or whatever it is that they can get ((inaudible)) or constant contact and so there’s a lot of partnership opportunities.

((inaudible)) the two organizations sort of complement each other in the market. Not sure if there’s anything more that you want to say about that.

(Gene):	No. I think that’s pretty clear to me. You know, we see common ground only down in the general markets as well, up in the mid market, but there’s a lot of applicability to Luminate in the mid market and the enterprise as well.

There’s a lot of complementary capabilities we have in cause and cure that I think that was illuminating to us as we met on Saturday just of how far we had come in cause and cure and we’re actually a little bit bigger than Blackbaud and that the possibilities of really taking advantage of that was really strong, so.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Marc):	The other part of the market view I think that’s important is not anything to do about how we’re organized or how we do customers. It’s just purely that online portion of the fundraising business is growing faster than - by a lot in the overall fundraising. And that we together represent about 10% of online fundraising.

(Gene):	And most of real online ((inaudible)) - correct me is real mid marketing in the mid market.

(Marc):	They ((inaudible)) we have I guess ((inaudible)) larger customers but obviously the vast majority of our online customers are mid market customers and that’s why you could have, you know, a couple thousand customers on a SAS solution in the mid market; you could have - you could have 2, 3000 (BBNC) so (cell) hosted Web sites in mid market. So several thousand. But obviously smaller volume than the typical (team) Raiser now Illuminate online.

Okay. And this is going to be available for people. I don’t know how much time we want to spend on it other than to say that Blackbaud strategies and Convio strategies where our - your goals and strategies and ours, the enterprise one and they actually sort of match up.

And there’s a mid market one and they actually sort of match up and there’s a - one interchange and maybe that’s sounds easier to do business changing, making it easier, changing how the customer perceives us from an interested light.

So there’s a sort - but we had a really similar type of (theme), you know, the market wants us to choose and we’re - the market being our prospect of customers wants us to achieve. They want us to do both ((inaudible)). We want to do both ((inaudible)). And we want to be able to have some impact in two specific segments. And I think that’s pretty much it.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

But ((inaudible)) is what we together have told our investors and our customers that’s sort of the basic rationale, complementary solutions, just speeding the value - the time to deliver value to customers and so on.

(Gene):	We’ve got a very big SAS company right out of the chute. That fourth one is actually quite - you know, if you think about it, how many - so this is trailing revenue for last 12 months so end of September we would have a $440 million company together with ((inaudible)). And that - and a profitable one - quite a profitable one.

And so we could be heading toward half a billion bringing these two companies together. And two important attributes. One is it makes you want it to pop fast ((inaudible)) in terms of size and profitability. But not just in non-profit, just in general.

And that’s important when we start seeing the competition against (Siebel) or Microsoft. When we compete in a higher ed deal where we’re competing for the (Siebel), on the of the big things that the big guys throw at us is our size especially from the non-profit sector. We don’t have the same partnering businesses.

This actually changes the scale - betters the scale in that particular area where we’re having that and it makes it a SAS company more quickly. We’d do about 300 million of that 440. So a little bit over 2/3 would have been the correct ((inaudible)) out of that 440 million in the trailing 12 months. So that’s another of the reasons why this is really attractive to us.

So I thought what we’d do is try to cover a little bit more of the values side of it because as you all know and will see one of the things that we did significant evaluation on when we done acquisitions is cultural alignment because to Marc’s point, what’s in our heads is what really makes a technology business operate.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And so I thought what would be able to show you kind of how the two companies have set up the cultural side. And so here’s vision statements. Convio’s is where causes and people connect to achieve extraordinary results know very well that’s our technology and non-profit expertise and empower customers to drive change and make the world a better place. So very similar approaches to an aspirational approach as to how we want to evolve our businesses together.

On the mission side, you know, we both grow relationships through innovative technology and services, thought leadership and the best client experiences. That’s what powers the business of philanthropy from fundraising to outcomes.

Again, we’re in the business of building relationships that drive results. And again, a common view going forward. Marc, you want to comment on our values?

(Marc):	Yeah, the same - at the same Saturday meeting we started to write down - talking about sort of bringing cultures together. We started to write down the values. And it actually turns out that the same six values - the same six values that exist in both organizations. We’ve covered many of them so that you can see it.

But we start with the customers and the clients and next, you know, we have honesty and integrity. We need to be mindful with what we’ve been granted and collaborate and work together. And that innovation is the key behind them. We’re here in this business because we think that innovation can drive change and make the world a better place.

And then - but the one that actually has been the most constant for my company over the past six years that I’ve been there and over the 30 years we’ve been in business is that service to others makes the world a better place.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And you ((inaudible)) if you were at Blackbaud we’ve had things like, you know, like the cafeteria and stuff like that obviously but you also asked why did you come to Blackbaud? What do you think about your management to work with? Is it clear ((inaudible)), all those kinds of things? I’m sure you’d do something similar.

And 85% of the employees say that a high - a significant impact on their decision to come to Blackbaud was the sector we serve. And, you know, the percentage of people who donate and the percentage of people who donate of their time and that is very high in both of our organizations.

And it’s so, you know, oftentimes you look at these values and you say those, you know, the service things that they posted on the wall and don’t live by, these people need to observe it. But I can tell you that I feel that every day.

I feel that the in the organization and in every one of the people that, you know, I - you know, I walk into the Toys for Tots - we do Toys for Tots every year. It’s a - I don’t know if you know what that is but so Toys for Tots. We walk into our atrium. We’ve got a big open lobby area called the atrium and there’s 6000 toys out there. And you’re making a holiday for 2 to 3000 children.

And that’s real and people are doing that because of the fun and the passion of that. And so it’s not just the business. It’s our life. It’s not - you know, work life balance is different for us because we get to have life on both halves of our job - of our (life).

(Gene):	Yes. The last thing of our common personnel (inaudible) practices, you know, we found that we introduced volunteer time off. That was a real unique thing and Blackbaud has done the same thing. So we’re unique together in that. We are both committed to great place to work. We have similar benefits plan. They have Blue Cross.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Marc):	We’re big at somewhere.

(Gene):	So but we’ve done - again I think when we’re evaluated running the organizations together the first thing you look at is do we have a - do we have a foundation of common beliefs and culture and can make execution goes as best, you know, as best as possible.

I think there’s a lot of checks in boxes. There’s certainly going to be things that we’re going to work together on. And we won’t agree on everything, that’s for sure. But we have a common view of the way of the future that they - does well for our future success.

So let me - let’s stop at formal remarks. I do want all of you to know process wise what’s going to take place. So this week is all about customer engagement, digestion, Q&A, internally processing,, also at clients. Next week we will begin formal integration processes. We’ll be forming an integration team and perhaps you invent teams internally to all this week, maybe by the time the week’s out.

We’ll begin integration meetings. As we go through integration meetings, we’ll begin looking at each organization and how best to meld the two companies together.

One thing that I know on a lot of people’s minds is roadmap, product decisions, what are we going to do with Common Ground, Illuminate, online CRM. How - what are the role - the role we’re going to play in our future together? And we just haven’t even started that process. We are not allowed to until we actually close the transaction.

So when you ask us about the future of certain things, that’s where you’re going to get the most vague answer because we haven’t had the discussion. I know Marc believes that what we’ve done with sales force is very unique, very powerful and has created our leverage for our business, a lot of productivity. And they’re anxious to learn more about that whole relationship, what it provides.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And we’re obviously moving into the direct marketing side and major gift fundraising, which, you know, we’re obviously invested in but it’s really days for us in that arena.

(Marc):	And when we said integration, just to be, you know, I have to cross the Ts and dot the Is within that integration planning because we can’t actually act on the plans because we’d never be acting as if we were an independent company. So what happens is that we’ll be sitting down and will be meeting people.

So there’s a person from each company sitting down saying well, what will the email system look like. And where it’s going to happen, how fast the contracts are going to become one contract and our customers of course would like that one contract.

So after all those kinds of things we’re going to say what’s the plan. Sometimes you can make some decisions about what it will look like on day one but some things where there’s infrastructure changes or the ones that are the are customer facing, you know, so customer coverage, territories, comp systems and product.

Those are the two that - you can plan for what you’re going to do after day one but you can’t even decide because then you’re jumping the gun. So it’s relative to the deal, so.

(Gene):	Great. So why don’t we start with (some) questions, remote questions, and then we’ll have you here in the room. Let’s start in the room. Does anyone in the room have a question? Please.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Employee):	One of the questions I had was just sort of where you guys were coming from and were saying what the fueled this - because you’ve mentioned a lot of this I think but what fueled this decision?

(inaudible)

(Male):	Can we repeat that question for people on the phone?

(Gene):	I apologize. Yes. (inaudible)

(Crosstalk)

(Marc):	So is that - okay. So basically the question is what’s the real reason you’re doing this and is it ((inaudible)) a little bit. And actually my answer is you don’t spend, you know, if you’re spending $275 million or $325 million depending on what you believe about the case that you all have in your bank, but we’ll spend several hundred million dollars of shareholders’ money for just one thing usually in life.

And the - each of those things is really deeply related. You wouldn’t have the technology without the people. You wouldn’t have the customers without the technology and the people, so it’s truly a mix of all of those things.

And, you know, you take a look at - if you want to have some comforts, you know, everybody’s sitting and asking themselves, “What’s in it, you know, what’s in it for me? What’s this mean to me, right?”

This is the first thing that happens when you have an announcement like this and it’s totally normal. You should look at how that bond has done in previous acquisitions that were strategic like for the Target acquisition in 2007.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

We still put the customer first. Over half of the previous customers are still moving to something. Some of them have migrated and we want people to migrate because they want to, not because they have to.

You know, you don’t always get every, you know, the last irreducible person, you know, five years later or something might happen. But the answer - we don’t do things really fast and if you’ll look at our history we don’t, you know, go in and shut three sites the day after a deal closes, or we don’t - it’s just not how it happens.

We have done these things in a collaborative way. We talk with each other. We decide what we’re going to do and then we do it in a way that’s thoughtful and is respectful of everybody’s dignity and humanity as we possibly can.

And this is a really cool opportunity because we both have growing companies. We need more opportunity and we need more people over time, not less in any case.

That way there will be different processes and things we have to take to the line, but most of the written hands are moving forward. It’s a longer answer probably than you intended.

(Male):	Thank you..

(Gene):	Well thank you. Other questions?

(Employee):	Hi. So even though we’ve got customers and we’ve got all customers in different areas like DC, Berkeley, England - I’m running out of remembering all the places now.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

The majority of our employees are from Austin and we - Austin has a pretty strong culture that influences how we are as Convio. What is Charleston like?

Does it work the same way for your company? Do you think that the majority of the Charleston or South Carolina or North Carolina - which one?

(Gene):	South.

(Employee):	South Carolina - does that really color who you guys are as a company?

(Marc):	That’s a really good question. So does that microphone mean that we don’t have to record?

(Gene):	Right. We’re good.

(Marc):	This is an intelligence test and so far I’m batting 500. So I would say that Charleston doesn’t influence the culture as much as you might think. I think there’s some things that are not part of Charleston’s culture where, you know, we’re relatively small, historic, loves good food and wine and beer.

You know, it’s not - what’s the word I’m looking for, the stereotypical south. It’s very international. It has international arts festivals and a lot of people come and visit, so it’s a very cosmopolitan city in a very small space.

And so what it isn’t is a high tech city, and one of the things that we really, really love about this combination is that often it’s a really good place to be a high tech company.

And so one of the challenges that we do have is getting people from the technology industry to come to Charleston because if, you know, you decide to live there and while there are not ten other companies you could work for if it didn’t work out with Blackbaud, you know, we’re really a

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

stone’s throw, whereas where I used to live in Seattle you could throw a stone and there’d be 500 companies you’d probably knock over before the stone is done, and it’s pretty much the same down here in Austin.

So I would say that the culture is not so much an impact on it. We’re a pretty international cosmopolitan company by now, and I think Charleston’s a wonderful place to visit and I love living there but it’s not a high tech center.

Did I say it wasn’t a high tech center? I mean, it’s really hard to help it. Okay, great people there and we have great people in, you know, UK and in Cambridge and in San Diego and we’ve got the same sort of spread of people from around the world too but - and we all look pretty much like the people we serve. ((inaudible)).

(Employee):	how many people work in Charleston?

(Gene):	That’s - well let’s repeat that

(Crosstalk)

(Employee):	I’m just curious how many people work in Charleston and then the division between the services that - like how many people work in services versus sales versus engineering?

(Marc):	Okay, we’re separate companies in multiple - no wait a second. That’s - so there’s 1100 or so people in Charleston. We got about 2200 people in the world so about half of our employees are in Charleston.

The vast majority of the support organization is in Charleston, so we have a - we have support people in Glasgow and we have support people in Indianapolis.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

We have, you know, in terms of the mix of people I honestly - so far in this business unit I haven’t done the slice of how many salespeople versus how many professional services.

There’s several hundred professional services people. There are a couple hundred salespeople. There are a couple hundred engineers then there’s QA and so on and so forth, so it’s a pretty even spread amongst the functions.

It’s spread and the proportions are not that different than yours, other than I think we have a higher percentage of professional services people probably. And, you know, it’s just scaled with the number of customers.

So we looked at percentage in the company and they look pretty similar, so when you look at us versus them. And the other thing I’d say is it’s, you know, our offices often have an identity or a purpose that comes from historic background.

So for instance the - our data management services, the people who run the data IM for the big tech marketing databases, you know, they’re in Cambridge because - well and that’s where they were when Target signed us.

And so there is some businesses that are headquartered outside, and so we have a history of having businesses run remotely from Charleston. It just isn’t inside. Great. One last question here and then we’ll go to the phone.

(Employee):	Hi. Six months ago I joined - I joined Baigent in the UK. Six months ago I joined a company of 25 people.

(Gene):	Lot of change in 6 months.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Employee):	Six hours later I was part of Convio and now actually Blackbaud’s on the horizon and it’s been very reassuring to hear you talk about the consideration that goes into the process of integration and your approach to that.

I’m curious coming from a background of quite small companies and now being part of a much bigger company, what’s your vision for being nimble and responsive?

(Marc):	It’s a full-time job being nimble and responsive. I mean, you know, obviously the larger you get the more challenges you have, the more kinds of departments and products you have.

You know, when you forked the code on Common Ground you added complexity in your organization I bet. You decided to take some things off of one product versus another, and I don’t know the details but, you know, that’s what happens when you’re running a company.

So, you know, the culture that we have, one that we’ve tried to take decision making and move it out away from my office and it - what happens when both companies move there are things going and they start to, you know, become a parameter and you’ve got this - sort of everybody has to be under the boss’ payroll or you’ve got to figure out how you make things happen more remotely.

And so the business unit decision was a structure change for us but it was one of those things. Now when there’s a decision to be made for an enterprise customer, I don’t have to make, you know, trade out the team support and products and sales and placing and whatever, because that’s all run by the business units permits job.

And that’s true for the UK for example. It’s run by the person who manages Europe and runs the UK operation. If you have the full suite of support in everything in his own purview, so he doesn’t obviously control the product but he has input in that.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And so what we try to do with that, I mean, you go on vacation to a resort and something bad happens, the bellhops and the front desk make decisions on the spot up to a certain amount, right.

Think about it. And the ones that get the best ratings are the ones where the people who have that empowerment. My daughter’s boyfriends’ suitcase was destroyed on a trip we took.

They gave him a suitcase period. It wasn’t even a question. So when you think about the place where you’re staying after that happens, the guy had to ask somebody to ask somebody to ask somebody for their approval to get it.

So we have things like that where we authorize certain things that an account manager or a support person or a special services person can simply get. No approvals. . You can do this. You can do that.

And in response the customer goes along the way for example. So we have to be constructive and thoughtful about empowering and pushing out and then giving the tools to make that empowerment real, and it’s a constant struggle.

I won’t tell you that we’re as nimble as we were when I joined the company that - same kind of people but ((inaudible)) cover that one - had to cover people too. Thank you. Good question.

(Employee):	Okay, our first question over chat is, “Do we have any immediate thoughts about retention of remote Convio offices?”

(Gene):	About retention…?

(Employee:	Retention of remote Convio offices.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Marc):	So the answer to that is we have not made any plans about any office. And so what you’ll note is that when we have done acquisitions in the past we’ve been very thoughtful about the process.

But we certainly haven’t shut things down in our history overnight. I very, very deeply doubt that that’s what we would do now. I mean, the thing is that if - you got to remember the business is in the heads of people.

And people, if they’re going to an office, you’ve got to figure out how we preserve that value or you’re not buying anything. So I can’t say that nothing would ever change.

We have certainly over the years shut down a couple offices, but we haven’t done it quickly. We haven’t done it immediately and we’ve done it in concert and in collaboration.

And I’m going to believe that every office you have exists for a reason. And if it exists for a reason then we’ve got to be really thoughtful about what we do.

So my guess is that for the moment things will stay as they are and for some foreseeable future…

(Marc):	Yes I think one of the things we’ve talked about - the most important is that rationalization of people, offices, products, et cetera is a joint effort. There is a possibility that resources will be rationalized.

And we’ve tried to (inaudible) the resources as much as it would be here, and I think that’s - we’re talking a holistic approach to the problem, which I think’s going to be very helpful going forward.

(Marc):	Another thing to point out is that you have hiring plans for the coming year.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Gene):	We do.

(Marc):	And we have hiring plans for the coming year and one of the things that it’s, you know, it - one of the - in the process when you acquire a company, one of the things is, you know, we’re going to lose this, we’re going to lose that and everything else in the universe.

So there’s more opportunity and oh, by the way I’m going to stand up for what I believe is right. We’re really doing all we can but we need you to stand up for what you believe is right, because it’s only when you speak up that we actually have a dialog between the two organizations about what decision to make.

You ((inaudible)) at this point. If you know my employees you know that I’m, you know, they will tell you I’m frank and I tell you what’s real and that I also am very passionate about business.

So I will tell you that we really have not made any decisions, and you’ll only be able to judge us afterwards on this. But we have made no decisions about what sites, what products, customer coverage - we really have not.

And I - one of the things that I like to be able to value that I can bring to companies is - for companies I work in is I don’t make decisions about things until I have to.

And some people just make them ahead of time. I don’t and Gene and I have talked over the years on and off and we have views about what we’re bringing to the table, but we do not have an answer sitting here and we need your help getting the right answer.

(Employee):	“What of your past acquisitions most closely resemble in size acquiring Convio?”

(Marc):	The size of Convio?

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Employee):	Yes or the past acquisitions that most resemble in size.

(Marc):	Well there’s no acquisition of this size and the largest acquisition, you know, the largest acquisitions were, you know, maybe half the size in terms of revenue and were dramatically smaller in terms of dollars.

But the acquisition that most closely resembles the Convio acquisition from my perspective is the Target acquisition, because Target was a leader in a complementary space and had knowledge about business processes we did not have.

And we wanted those to influence the CIM product and we’ll look today and we’ll see that the DMS team, the - data management services team with people who run the ((inaudible)).

They get the tape from caging, put it back in the system, do what you did in ((inaudible)). All of that stuff that - we do that for customers - that’s usually the Target team, that knowledge is Target knowledge.

Some of the PIDI customers,. The very first thing I heard was the first customer I talk about for noncompetitive acquisition was already moving.

Now ((inaudible)) there is plenty of customers who have that feeling about people in this one. So the Target acquisition - to me it is big, so it’s bigger than the ((inaudible)).

It was about - those were the two companies that were growing from opposite ends towards the seeing vision of the future where we brought the knowledge together and where we as a company have preserved a significant portion of their value and the asset, and almost every person who was at that Target companies is still with us obviously.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Employee):	And our final chat question is, “Of the general market small or nonprofits, are they a target for sales of growth or just mid-market and enterprise?”

(Marc):	The smaller one is in fact the target for growth, and if you take a look at the acquisition of Everyday Hero recently and think about how Everyday Hero allows, you know, how it allows nonprofits to reach out through the social networks to do fundraising on their own, so it’s a Web - a more Web 2 version of structured and unstructured event.

That’s an example. We’ve had some - several different models of ((inaudible)), that bottom slice, and so yes it’s absolutely an area in terms of growth for numbers of customers.

We have like you a constant contact partnership. Obviously the - a large majority of their customers are in the bottom slice as well. So, you know, you’ll find that that is a real focus of what I said is fluid, what we call the essentials market.

You know, it’s a - the Chief ((inaudible)) is, you know, ((inaudible)) and the world can use it just as easily as my daughter, somebody like that. Any last questions?

(Operator):	If you have any questions over the phone, please press star 1.

(Gene):	That’s correct. Operator, do we have any questions?

(Operator):	There are no questions at this time.

(Gene):	Okay.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Employee):	I just wanted to ask one of the really awesome things about working at Convio is we have a rich tradition of technical innovation and R&D here in Austin.

I’m wondering if you view the acquisition of our company as one in which you would want us to continue doing research and development and innovating, or if you’re viewing our acquisition and our technical knowledge as something that would support the existing products that you’re acquiring.

(Marc):	Well I really think the answer is, I mean, I - it’s interesting. Yes, the answer is just like the answer in the first batch in which you don’t spend this much money to just leave something, you know, that asset that you’re acquiring, you know, sort of hidden in a corner.

You know, I - when I talk to (Kevin Mooney) for example who’s the head of the General Markets Business, he said, “Wow, you know, these people know how to work with Salesforce.”

There are 6000 plus family and human services organizations out there that use Salesforce connection delivery, but they haven’t used it for some reason yet.

I wonder what we could do together if we had those engineers who know how to commit that, working with our team of doing such and such and so and so, what could we do?

Because you know what? Your market is huge that you’re going to - I’d rather go from 22,000 customers to 125,000 customers over the next five years or something like that.

I’m not going to do that one customer at a time. I got to figure out how to reach a sector like Human Services so this is to - some kind of an influence or channel or both.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

And so this is a concrete example of the potential space. We’re looking to make that plan. We can’t make that plan today but that’s the kind that we’re thinking.

I mean, (Jana) who is our Head of ISVP of Products and Product Management Marketing, you know, really was just like ecstatic at the idea of the knowledge that resides in - and we were just talking earlier about how you’ve gotten two different platforms to work together as one in the Web services enabled way.

And a way of connecting the first dot com-based applications to your own self-SaaS hosted applications that are the online component, and then you managed to add a BI component on top of that.

Now that and being able to make that happen gracefully in front of a customer is very cool. And do you think that it, you know, how did those two customers Gene was talking about ((inaudible)) talk to that same back point, whatever it is.

But again I don’t know what it is because we’re not aligned with the technology, but whatever back point exists to cause that collaboration to occur - if you could make that ((inaudible)) look like.

I mean, there’d be people out there dancing in the streets, and not just us but the customers which is more important. So the trend solution that comes from the knowledge of taking those two teams and bringing them together is far more valuable than what either team could do by itself.

And that’s part of what we need when we say, you know, “Two plus two is seven,” or whatever math you wanted to do when you said that we can do this more rapidly as a team than we would’ve been able to do it individually.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

It’s a great question. And oh by the way, I would just - because ((inaudible)) the platform and that sales’ first question is I’m sure on everybody’s mind, so I think it’s probably worth just thinking about that.

Are our engineering processes ((inaudible)) the culmination of the customer experience, and this is a relatively change for us and how we do product discovery and product management versus product development.

And so ((inaudible)) features high parameter ((inaudible)) of what you’re trying to create, and we had actually separated that from the decision about platforms to deliver the user experience on.

So there’s nothing I can show you. I won’t because that’s not what we can do, but I could show you the sophisticated ((inaudible)) and the SaaS applications that will move that migration path for sophisticated ((inaudible)).

But I can’t tell you ((inaudible)), because the team - on ((inaudible)) ignored that, not just because we might have the prospect of deciding whether you put it on top of Force.com or on top of Infinity or on top of the ((inaudible)) platform, but because we’d really love to pose a separate question of the platform - underlying platform decision.

We have to simplify platforms and we have to get more leverage out of platforms. So we don’t let that stop you from thinking about what does the customer really want, and that’s been a very important change for us as an organization, which I think also means that as we put the teams together then I think the focus is on what the customer experience would like to be, they’ll spend the next generation team thundering scene experience look like.

So better ((inaudible)). It’ll probably be something from fast too. It’ll probably have something from ((inaudible)) and then we bring those together and say, “That’s the experience.”

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

Now which platform or platforms do we build it on, in which verticals or which sizes and why? Two separate decisions and I don’t know the answer to either of them yet, but I do know that that’s sort of the process that I’m envisioning.

Okay, we’re beginning to cook so we’re going to have to wrap up. (Marc) you have any final things you want to mention?

(Marc):	I’m just super excited about this and I really appreciate you investing your time in thinking this through. I - my - and I spoke my commitment to you earlier.

My belief is that together we will create a company that people like us want to work at, because it has the values that make us feel like we belong in the company.

Not because it’s a great job, not because it’s cool - those things have to happen too, but because we belong there. And I just am really excited and I really wish that we were behind the period that are behind us so that we could do actual integration today, as opposed to start talking about planning for the integration.

And so I’m thanking you in advance also for your patience through this process and your commitment to your customers, because your commitment to your customers is what makes this place a great place.

(Gene):	So thanks (Marc) for last night via Detroit because I didn’t have another way to get here. It’s, it’s a long way.

(Marc):	It’s a long way.

CONVIO

Moderator: Tim Stridsberg

01-18-12/10:00 am CT

Confirmation # 1146191

(Gene):	And we want to able to reach you and wanted to show the face, the presence, the leadership and about that team. How about a hand for Marc Chardon? So a couple of minutes and we’re going to be wandering around headquarters.

(Marc) will so you’re not going to do that, but he will then give them a 25-cent tour and let’s just wander around. Last thing is, you know, I know right now more than anything you want the answers to questions about what’s going to happen and how it’s going to happen.

And say yes, right. We’re all in the same boat together, right. I - the other issue we’ve had ((inaudible)). I will say myself. Our team is going to be a part of shaping so we don’t know yet.

And that all begins next week - putting the plan together. To (Marc)’s point we’re in the interim to close so everything will be on paper and what ifs. But ((inaudible)) right now for the future, hopefully within the 45 days, so hang in there.

Be patient. You guys have done a great job with the rest of your client calls. They’re probably going to be mailed. I really appreciate all the effort in everything you guys have done.

And let’s have a great second day of our new adventure and we’ll keep the cards and letters coming about what’s happening as soon as we get it, okay? Have a great day everybody. Thanks.

(Marc):	Thanks everybody.

(Operator):	And that will conclude today’s conference. You may now disconnect.

END

Slides presented by Marc Chardon, President and CEO of Blackbaud, Inc., and Gene Austin, CEO of Convio, Inc., during their live presentation to Convio, Inc. employees on January 18, 2012.

All Hands Meeting January 18, 2012

Safe Harbor Statement
This presentation contains "forward-looking" statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-
looking statements. All statements other than statements of historical fact could be deemed forward-looking, including, but not limited to, any projections of financial information; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets or market size, technology developments, or enforceability of our intellectual property rights; and any statements of assumptions underlying any of the items mentioned.
These statements are based on estimates and information available to us at the time of this presentation and are not guarantees of future performance. Actual results could differ materially from our current expectations as a result of many factors, including but not limited to: the unpredictable nature of our rapidly evolving market and fluctuations in our business;
the effects of competition. These and other risks and uncertainties associated with our business are described in the prospectus for our proposed IPO. We assume no obligation and do not intend to update these forward-looking statements.
“Convio,” “Convio Go!,” “Convio Online Marketing,” “Constituent360,” “TeamRaiser” and
“Common Ground” and other trademarks and servicemarks are the property of the Convio.

3 ©2012 Convio, Inc.  |  Page
• The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced,
Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a
solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at
www.sec.gov,
from Georgeson Inc., the
information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call
(212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at
www.blackbaud.com,
or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at
www.convio.com.
Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.
Securities Law Disclosure

4 ©2012 Convio, Inc.  |  Page
Our combined strengths accomplish a common mission:
Make multi channel supporter engagement a reality at a
faster pace than either of us could achieve separately
The Big Question: Why?

5 ©2012 Convio, Inc.  |  Page
Share the belief that fully engaged supporters drive maximum value for nonprofit organizations.
Believe that nonprofit supporters are multi channel and our
solutions must be designed to deliver optimum engagement.
Believe that subscription and cloud-based solutions will become the preferred model for a growing part of the nonprofit sector.
Can provide the best place to work for people who want to help millions of nonprofits excel in fundraising through mission delivery.
Together We…

ENTERPRISE

HOSPITAL & HIGHER EDUCATION

ENTERPRISE

CAUSE & CURE

MID-MARKET

GENERAL MARKETS

convio®
MOVE PEOPLE™

6 ©2012 Convio, Inc. | Page A Market View

7
Together we excel
Achieve Undisputed,
Worldwide CRM
Leadership for
Enterprise CRM
Triple or Quadruple
the Worldwide
Customer Base
Revolutionize the
Customer Experience
Develop Strategic
Partnerships
•Highly complementary
solutions
•Enhances ability to deliver
value to customers
•Significant cross-sell
opportunity
•Accelerates Blackbaud’s
SaaS expansion
•Attractive financials
BLKB Goals
CNVO Goals
Achieve
Unquestioned
Luminate Success in
the Enterprise
Expand Internationally
and  Double Common
Ground Business
Make Convio Easy to
Do Business With
Build a Great Place
To Work

8 ©2012 Convio, Inc.  |  Page
Convio Vision:
Blackbaud Vision:
We’re More Similar Than Different
A world where causes and people connect to
achieve extraordinary results
Blackbaud’s technology and nonprofit expertise
empower customers to drive change and make
the world a better place

9 ©2012 Convio, Inc.  |  Page
Convio Mission:
Blackbaud Purpose:
We’re More Similar Than Different
To help organizations build enduring
relationships through innovative
technology and services, thought
leadership and the best client experience
Blackbaud powers the business of
philanthropy from fundraising to outcomes

10 ©2012 Convio, Inc.  |  Page
Convio Values:
Our foundation is people
Client Focus
Trust
Collaboration
Innovation and Learning
Community
We’re More Similar Than Different
Blackbaud Values:
Our people make us great
Customers are at the heart of
everything we do
Our actions are guided by honesty
and integrity
We must be good stewards of our
resources
Innovation drives success
Service to others makes the world a
better place

AUSTIN BUSINESS JOURNAL
2011
BEST
places
TO WORK

convio®
MOVE PEOPLE™

11 ©2012 Convio, Inc.  |  Page
Common People Practices:
•
Passion for Non-Profits
•
VTO
•
Volunteer Opportunities
•
Awarded Great Place to Work
•
Promote from Within Preference
•
Blue Cross Blue Shield Medical Insurance
•
Matching 401K
•
Similar approach to compensation (market studies, job families)
We’re More Similar Than Different